UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

June 2026
Commission File Number 001-04546

UNILEVER PLC
(Translation of registrant’s name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

INDEX TO EXHIBITS

No.	Exhibit
99.1	Transaction in Own Shares 06 May 2026
99.2	Director_PDMR Shareholding 06 May 2026
99.3	Transaction in Own Shares 13 May 2026
99.4	Publication of UFN Financial Statements 15 May 2026
99.5	Director_PDMR Shareholding 18 May 2026
99.6	Transaction in Own Shares 20 May 2026
99.7	Transaction in Own Shares 27 May 2026
99.8	Director_PDMR Shareholding 01 Jun 2026
99.9	Total Voting Rights 01 Jun 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

Date: 1 June 2026	By:	/s/ P. Kakkad
		Name:	P. Kakkad
		Title:	Chief Legal Officer and Group Company Secretary